CARDERO RESOURCE CORP. Head Office Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

November 12, 2003

Trading Symbol: TSX-Ven.CDU

Trading Symbol:  DAX.CR5

CARDERO ACQUIRES THIRD GOLD PROPERTY IN MEXICO

Cardero Resource Corp. (the “Company”) is pleased to announce that it has entered into an option agreement with Compania Minera Palo Fierro, S.A. de C.V. (“Fierro”), a private Mexican company, to acquire the Gachupines property which measures 23 km (N-S) by 11 km (E-W) and is located approximately 100 km southeast of Hermosillo in the state of Sonora, Mexico.

Subject to TSX Venture Exchange approval, Cardero agrees to pay Fierro an aggregate of US$320,000 (US$50,000 in the first year), expend an aggregate of CDN$85,000 in exploration expenditures on or before May 30, 2004, and issue an aggregate 255,000 common shares in the capital stock of Cardero (105,000 in the first year).

The area is one of gentle to moderate relief with elevations varying from 400 to 650 metres above sea level.  Vegetation cover is extensive and effectively masks many areas of outcrop or small workings.

The area is underlain by Cretaceous andesite volcanics cut by a number of plugs of granitic to quartz diorite.  There may have been more than one intrusive event.

This large property covers at least 15 known gold occurrences which the company believes will be added to or extended on due to heavy vegetation cover.  30% of the gold occurrences evaluated so far show potential to host bulk tonnage deposits.  The closest mine with a similar geological setting is the La Colorada mine, owned by Eldorado Gold Corp., which at the start of production had 33 million tonnes grading 0.96 g/t Au.

Cardero will embark upon an aggressive sampling, mapping and trenching program to evaluate this project for bulk tonnage targets.

This acquisition will bring the number of gold projects the Company has in Mexico to three, of which at least one, the Franco project, will go to the drilling stage in 2003.  The Company is currently drilling its silver projects in Argentina and, its joint venture partner, Maximus Ventures Ltd., is drilling the Condoryacu project in Argentina.  Also, Cardero is currently completing an airborne geophysical survey on its IOCG project in Mexico.

The Company is well financed with over $4 million in the treasury and well positioned to continue to explore its projects in Argentina and Mexico.  Cardero Resource Corp. is currently listed on the TSX Venture Exchange and on the Frankfurt Stock Exchange.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk van Alphen”, President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of  the content of this Press Release which has been prepared by management.